UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION      ----------------
                             WASHINGTON, D.C. 20549            SEC FILE NUMBER
                                                                    1-5901
                                   FORM 12b-25                 ----------------
                                                               ----------------
                           NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                                   302747100
                                                               ----------------


           (Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K
                        [X] Form 10-Q [_] Form N-SAR [_] Form N-CSR

                 For Period Ended:             May 28, 2005
                                    --------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

PART I - REGISTRANT INFORMATION

FAB INDUSTRIES TRUST
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Full Name of Registrant

FAB INDUSTRIES, INC.
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Former Name if Applicable

200 MADISON AVENUE
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY  10016
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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         [X]      (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [_]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]      (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if applicable (attached as EXHIBIT 1 hereto).

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On May 27, 2005, Fab Industries, Inc. (the "Company") transferred substantially all of its assets and liabilities to the Fab Industries Trust (the "Trust"), which became the Company's successor. As a result of the transfer and delays associated with the transition between the Trust and the Company, the Trust will not be able to timely file its quarterly report on Form 10-Q for the quarter ended May 28, 2005 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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     SAMSON BITENSKY                 212                     592-2700
     ---------------             -----------            ------------------
        (Name)                   (Area Code)            (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X]  Yes     [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes     [_]  No

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                                                                               3


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Under the Company's plan of liquidation, the Company transferred its assets and liabilities to the Trust on May 30, 2005. Because (i) the Trust will have no operations or business other than engaging in an orderly liquidation of its assets and preserving the value of its assets for such liquidation, and (ii) the Trust will report the value of its assets on a liquidation basis in its quarterly report on Form 10-Q for the thirteen weeks ended May 28, 2005, rather than a going-concern basis (where the Company reported the value of its assets on a going-concern basis in the thirteen weeks ended May 29, 2004), the Trust's reported results of operations for the thirteen weeks ended May 28, 2005 will be substantially different from those for the thirteen weeks ended May 29, 2004. The Trust is not currently able to make a reasonable estimate of those results because of delays associated with the transition from the Company to the Trust.

                              FAB INDUSTRIES TRUST
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     July 13, 2005             By     /s/ Samson Bitensky
      ------------------                 -------------------------------------
                                   Name:  Samson Bitensky
                                   Title: Trustee for the Fab Industries Trust


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).